UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)*


                            UIL HOLDINGS CORPORATION
   -----------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
   -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    902748102
   -----------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2008
   -----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                   ---
                                       Rule 13d-1(b)
                                   ---

                                   ---
                                   X   Rule 13d-1(c)
                                   ---

                                   ---
                                       Rule 13d-1(d)
                                   ---

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 902748102                                           PAGE 2 of 6 PAGES
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---------- ---------------------------------------------------------------------
  1        NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           David T. Chase
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [  ]
                                                                        (b) [  ]
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---------- ---------------------------------------------------------------------
  3        SEC USE ONLY
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------- ---------------------------------------------------------------------
--------------------------- ----- ----------------------------------------------
                            5     SOLE VOTING POWER
        NUMBER OF
          SHARES                  0
       BENEFICIALLY
      OWNED BY EACH
        REPORTING
          PERSON
           WITH
--------------------------- ----- ----------------------------------------------
--------------------------- ----- ----------------------------------------------
                            6     SHARED VOTING POWER

                                  486,000
--------------------------- ----- ----------------------------------------------
--------------------------- ----- ----------------------------------------------
                            7     SOLE DISPOSITIVE POWER

                                  0
--------------------------- ----- ----------------------------------------------
--------------------------- ----- ----------------------------------------------
                            8     SHARED DISPOSITIVE POWER

                                  729,333
--------------------------- ----- ----------------------------------------------
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           729,333
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*                                                   [X]

---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           2.9%
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
* See Instructions.



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CUSIP No. 902748102                                           PAGE 3 of 6 PAGES
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Explanatory Note:          Exit filing.
As a result of changes to governance of entities directly holding shares of Common Stock and related changes to accounts in which shares of Common Stock are held, all of which occurred subsequent to December 31, 2007 and prior to December 31, 2008, the Reporting Person's ability to vote and/or dispose of shares of UI Common Stock was reduced. Consequently, the Reporting Person's beneficial ownership of shares of Common Stock was reduced to below 5% of any class of the Issuer's equity securities.

Item 1(a).        Name of Issuer:
                  --------------

                  UIL Holdings Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  157 Church Street
                  New Haven, CT  06510

Item 2(a).        Names of Persons Filing:
                  -----------------------

                  David T. Chase (the "Reporting Person")

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  -----------------------------------------------------------

                  c/o Chase Enterprises
                  225 Asylum Street
                  Hartford, Connecticut  06103

Item 2(c).        Citizenship.
                  ------------

                  United States


Item 2(d).        Title of Class of Securities:
                  -----------------------------

                  Common stock, no par value ("Common Stock")

Item 2(e).        CUSIP Number:
                  ------------

                  902748102

Item 3.           Not applicable.
                  ---------------

Item 4.           Ownership.*
                  ---------

                  (a) Amount Beneficially Owned:  729,333 shares
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CUSIP No. 902748102                                           PAGE 4 of 6 PAGES
----------------------------                                 -------------------

                  (b) Percent of Class: 2.9%

                  (c) Number of shares as to which such person has:

                           (i) Sole power to vote or to direct the vote:

                                    0 shares

                           (ii) Shared power to vote or to direct the vote:

                                    486,000 shares

                           (iii) Sole power to dispose or to direct the
                                 disposition of:

                                    0 shares

                           (iv) Shared power to dispose or to direct the
                                disposition of:

                                    729,333 shares

         * The Reporting Person may be deemed to beneficially own 729,333 shares of Common Stock (representing approximately 2.9% of the shares of Common Stock outstanding). The Reporting Person shares the power to direct the disposition of (i) 410,000 shares of Common Stock owned by DTC Family Investments LLC ("DTC") and (ii) 243,333 shares of Common Stock owned by The Darland Trust (the "Trust"), a trust of which Cheryl A. Chase and her children are the beneficiaries, with the Trust.

              Mr. Chase is an executive officer of The Rhoda and David Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family ("RDC") and shares voting and investment power over 35,000 shares of Common Stock owned by RDC, or 0.14% of the shares of Common Stock outstanding.

              Mr. Chase shares investment power with respect to 41,000 shares of Common Stock held directly by DTC Holdings Corporation as an executive officer of DTC Holdings Corporation.

This schedule does not relate to (and, in accordance with Rule 13d-4 under the Act, the Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of) any of the (i) 332 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding, owned by Cheryl A. Chase as custodian for her children, (ii) 22,998 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding, owned by Arnold L. Chase, of which 498 shares are owned by Arnold L. Chase as custodian for his children and 22,500 shares may be purchased by Arnold L. Chase under options that are currently exercisable or will become exercisable within 60 days, (iii) 55,000 shares of Common Stock, or 0.22% of the shares of Common Stock outstanding, owned by The Cheryl Chase and Stuart Bear

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CUSIP No. 902748102                                           PAGE 5 of 6 PAGES
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Family Foundation, Inc., a charitable foundation established by members of the
Chase family, (iv) 44,166 shares of Common Stock, or 0.18% of the shares of Common Stock outstanding, owned by The Sandra and Arnold Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family, (v) 1,054,000 shares of Common Stock, or approximately 4.2% of the shares of Common Stock outstanding, owned by RLC Investments LLC ("RLC"), a limited liability company of which Arnold L. Chase and Cheryl A. Chase, are the sole managers and each, respectively, have shared voting and investment power in respect of one-half of such shares of Common Stock owned beneficially by RLC;
(vi) 381,000 shares of Common Stock, or approximately 1.5% of the shares of Common Stock outstanding, over which Arnold L. Chase has sole voting and investment power; (vii) 132,166 shares of Common Stock, or 0.52% of the shares of Common Stock outstanding, as to which Cheryl A. Chase has sole voting power and shares dispositive power; or (viii) 7,293 shares of restricted Common Stock, or less than 0.1% of the shares of Common Stock outstanding, owned beneficially by Arnold L. Chase.

Item 5.      Ownership of Five Percent or Less of a Class.
             --------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.      Ownership of More Than Five Percent on Behalf of Another Person.
             ---------------------------------------------------------------

                  The Reporting Person has the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock beneficially owned by him. The reporting person shares this power (i) with the Trust, with respect to 243,333 shares of Common Stock, (ii) with RDC, with respect to 35,000 shares of Common Stock held by RDC, (iii) with DTC, with respect to 410,000 shares of Common Stock, and (iv) with DTC Holdings Corp., with respect to 41,000 Shares of Common Stock held by DTC Holdings Corp.

Item 7.           Identification and Classification of the Subsidiary Which
                  ---------------------------------------------------------
                  Acquired the Security Being Reported on by the Parent Holding
                  -------------------------------------------------------------
                  Company.
                  --------

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.
                  ----------------------------------------------------------

                  Not Applicable.

Item 9.           Notice of Dissolution of Group.
                  -------------------------------

                  Not Applicable.

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CUSIP No. 902748102                                           PAGE 6 of 6 PAGES
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Item 10.          Certifications.
                  --------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 17, 2009


                                           /s/ David T. Chase
                                           ------------------
                                           David T. Chase




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